SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date: May 19, 2005

For Immediate Release

RoboGroup Announces First-Quarter 2005 Financial Results

ROSH HA’AYIN, Israel, May 19, 2005 – RoboGroup T.E.K. Ltd. (Nasdaq: ROBO) today reported first-quarter 2005 financial results.

Revenues for the first quarter totaled NIS 10.8 million (US$2.5 million) compared with NIS 14.4 million (US$3.3 million) for the comparable quarter in 2004. Gross profit for the first quarter reached NIS 4.2 million (US$1.0 million) compared with NIS 6.1 million (US$1.4 million) in the first quarter of 2004. Operating expenses for the first quarter decreased to NIS 6.6 million (US$1.5 million) from NIS 8.6 million (US$2.0 million) in the first quarter of 2004.

RoboGroups’ first quarter net loss was reduced to NIS 2.6 million (US$0.6 million) from a net loss of NIS 2.9 million (US$0.7 million) in the first quarter of 2004.

Rafael Aravot, Chief Executive Officer of RoboGroup, commented: “Although our sales figures in the first quarter were somewhat disappointing we did our best to minimize our loss mainly by controlling our expenses. As is evident, our operating expenses this quarter are substantially lower than the comparable quarter due to the cost-cutting plan we implemented in the educational sector in mid-2004. Looking forward, we plan to continue with our efforts to increase sales, while focusing our attention on operating efficiency to ensure that we maximize output while controlling our costs “.

A complete Directors’ Report for the first quarter of 2005 is available on the Company’s Website at http://www.robo-group.com. Please contact Ayelet Shiloni at Integrated IR, toll-free +1-866-447-8633.

RoboGroup and its subsidiaries are engaged in two major fields of activity. The first is the field of education devoted to RoboGroup’s training products and e-learning systems. RoboGroup is a world leader in engineering and manufacturing technology training systems. The Company is market driven, deriving its growth from technological leadership, strong partnerships and management expertise. The other field of activity is the development, manufacturing and marketing of motion control products for the industrial market, which is performed through the Company’s subsidiary, Yaskawa Eshed Technologies (YET). For more information, visit http://www.robo-group.com.

To the extent that this press release discusses expectations about market conditions or about market acceptance and future sales of the Company’s products, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause results to differ materially from the statements made. These factors include the rapidly changing technology and evolving standards in the industries in which the Company and its subsidiaries operate, risks associated with the acceptance of new products by individual customers and by the market place and other factors discussed in the business description and management discussion and analysis sections of the Company’s Annual Report on Form 20-F.

Company Contact:
Michal Afuta
RoboGroup
michala@robotec.co.il
+972-3-900-4112

Agency Contact:
Ayelet Shiloni
Integrated IR
ayelet@integratedir.com
+1-866-447-8633

RoboGroup T.E.K. Limited

Directors' Report for Three-Month Period Ended March 31, 2005

We are pleased to present the Directors' Report on the financial condition of the Company for the three month period ended March 31, 2005.

1.	Main data out of the Company's business description

The Company engages, by itself and through its subsidiaries (the Company and its subsidiaries, hereinafter: "The Group"), in two major fields of activity:

1.1	The first field of activity is the Company's traditional field of activity - the field of education, performed mainly abroad but also in Israel. The field of education includes research and development, operation, marketing and sales of the Company's products, and the sale and marketing of third party products to the training and education markets in Israel and in the world[, in a scope that is not substantial.]

Overseas, this activity is performed mainly through the Company and U.S. subsidiary, Intelitek Inc. In Israel, the activity is performed through the Company and its subsidiary, Robotec Technologies Ltd.

1.2	The second field of activity is industrial motion control. The Group engages, through its subsidiary, Yaskawa Eshed Technology Ltd ("YET"), in the development, manufacturing and marketing of industrial motion controllers for motorized systems, marketed to the international and domestic industrial markets. The motion controllers are electronic systems with embedded software whose function is to supervise the process of regular, normal operation of machines and motors of various kinds and sizes.

1.3	Data and developments that have occurred in the three month period ended March 31, 2005

For the three months ended March 31, 2005 the Company incurred a net loss of approximately NIS 2.6 million and negative cash flow from operating activities in the amount of approximately NIS 1 million, compared to approximately a net loss of NIS 2.9 million and negative cash flow of approximately NIS 2.4 million at March 31, 2004.

In the years ended December 31, 2004 and 2003, the Company incurred net losses of approximately NIS 8 million and NIS 18 million, respectively. In addition, during those two years the Company's negative cash flows from operating activities were approximately NIS 6 million and NIS 9 million, respectively. The Company's management took steps to strengthen and improve the Company's financial state and its profitability, as follows:

1.	Consolidating activities, reducing manpower, reducing salary costs of senior executives and cutting general expenses.

2.	The Company entered into an Equity Line agreement with Cornell Capital Partners LP.

RoboGroup T.E.K. Limited

Directors' Report for Three-Month Period Ended March 31, 2005

As a result of the cost cutting measures described above, the Company's losses in 2004 and in the first quarter of 2005 were reduced, compared with the previous year and the first quarter of 2004.

In addition, on March 2005, the proportionally consolidated company, YET, distributed a dividend of approximately NIS 1.7 million. The net dividend received by the Company amounted to approximately NIS 700 thousand. Another possible dividend distribution in the same amount was approved for August 2005.

Backlog of Orders

The Company's backlog of orders at March 31, 2005 was approximately NIS 10.9 million, compared to approximately NIS 14.2 million at March 31, 2004.

RoboGroup T.E.K. Limited

Directors' Report for Three-Month Period Ended March 31, 2005

2.	Financial Results

Sales
The Company's revenues for the first quarter of 2005 totaled approximately NIS 10.8 million, compared with NIS 14.4 million in the corresponding period last year. The decrease in revenues stemmed from a decrease in sales of the Company's products in the educational activity field, in the sum of approximately NIS 4.5 million which was offset in part by an increase of approximately NIS 0.9 million in the Company's revenues in the industrial motion control field.

Gross profit
The Company's gross profit for the first quarter of 2005 totaled approximately NIS 4.2 million (approximately 39% of sales), compared with approximately NIS 6.1 million (approximately 43% of sales) in the corresponding period last year. The decrease in gross profit and in the gross margin stemmed mainly from the decrease in sales.

Research and development expenses, net
Research and development expenses, net for the first quarter of 2005 totaled approximately NIS 1.7 million, compared with approximately NIS 2.3 million in the corresponding period last year. The decrease in research and development expenses stemmed mainly from a reducton in the development expenses of the education activity field.

Sales and marketing expenses
Sales and marketing expenses for the first quarter of 2005 totaled approximately NIS 2.9 million, compared with approximately NIS 3.5 million in the corresponding period last year. The decrease in sales and marketing expenses is attributed mainly to the reduction in marketing expenses in the industrial motion control field.

General and administrative expenses
General and administrative expenses for the first quarter of 2005 totaled approximately NIS 1.9 million, compared with approximately NIS 2.8 million in the corresponding period last year. The reduction in administrative expenses stemmed mainly from a reduction in administrative expenses in the education activity field.

Operating income (loss)
The operating loss for the first quarter of 2005 totaled approximately NIS 2.4 million, compared with approximately NIS 2.4 million in the corresponding period last year.

Financing revenues (expenses), net
Financing expenses, net, for the first quarter of 2005 totaled approximately NIS 0.1 million, compared with approximately NIS 0.8 million in the corresponding period last year. The decrease in financing expenses is mainly due to a reduction in exchange rate differences.

RoboGroup T.E.K. Limited

Directors' Report for Three-Month Period Ended March 31, 2005

Other income (expenses), net
Other expenses, net, for the first quarter of 2005 totaled approximately NIS 30 thousand, compared with approximately NIS 280 thousand in the corresponding period last year. The decrease is attributed mainly to a reduction in income net of expenses from renting space in the Company's building in Rosh Ha'Ayin.

Loss before tax
The loss before tax for the first quarter of 2005 totaled approximately NIS 2.5 million, compared with approximately NIS 2.9 million in the corresponding period last year.

Taxes on income
The tax expenses for the first quarter of 2005 totaled approximately NIS 0.1 million. In the corresponding period last year the Company had no tax expenses. Tax expenses for the first quarter of 2005 stemmed mainly from the industrial motion control field

Net income (loss)
The Company's net loss for the first quarter of 2005 totaled approximately NIS 2.6 million, compared with approximately NIS 2.9 million in the corresponding period last year.

3.	The Financial Position of the Company

a)	The Company's assets as of March 31, 2005 totaled approximately NIS 68.4 million, compared to approximately NIS 72 million at December 31, 2004. The principal reason for the decrease was a decline of approximately NIS 0.9 million in cash and cash equivalents and a decrease in trade receivables of approximately NIS 3.8 million.

b)	The Company's equity was approximately NIS 20.6 million as at March 31, 2005, compared with approximately NIS 23.1 million as at December 31, 2004. The decrease in equity was mainly due to the Company's net loss of approximately NIS 2.6 million for the quarter.

4.	Liquidity

a)	The Company's cash and cash equivalents at March 31, 2005 was approximately NIS 6 million as compared to approximately NIS 7 million at December 31, 2004.

b)	Cash flows from operating activities:

In the first quarter of 2005, the Company had a deficit from operating activities of approximately NIS 1 million as compared to a deficit from operating activities of approximately NIS 2.4 million in the corresponding period last year.

RoboGroup T.E.K. Limited

Directors' Report for Three-Month Period Ended March 31, 2005

c)	Cash flows used in investing activities:

In the first quarter of 2005, the Company invested approximately NIS 0.1 million in fixed assets as compared to approximately NIS 0.4 million in the corresponding period last year.

d)	Cash flows from financing activities:

In the first quarter of 2005, the Company had a surplus from financing activities of approximately NIS 0.1 million as compared to a deficit of approximately NIS 0.1 million in the corresponding period last year.

5.	Sources of Financing

a)	The Company's current ratio was 0.98 at March 31, 2005, compared with 1.08 at the end of 2004. The Company's quick ratio was 0.63 at March 31, 2005 compared with 0.78 at December 31, 2004.

b)	The Company's shareholders' equity of approximately NIS 20.1 million at March 31, 2005, accounted for approximately 30% of its total balance sheet (in comparison to shareholders' equity of approximately NIS 23.1 million that accounted for approximately 32% of the company's balance sheet at December 31, 2004).

c)	The average amount of credit provided to the Company's customers was approximately NIS 13.4 million and the average credit the Company obtained from its suppliers and service providers was approximately NIS 5.6 million, in the first quarter of 2005 as compared with approximately NIS 14.2 million and approximately NIS 5.6 million, respectively, in 2004.

d)	The average amount of short-term credit from banks was approximately NIS 15.6 million in the first quarter of 2005 as compared with approximately NIS 15.6 million in 2004.

e)	The average amount of long-term bank credit was approximately NIS 16.7 million in the first quarter of 2005 as compared with approximately NIS 17.3 million in 2004.

RoboGroup T.E.K. Limited

Directors' Report for Three-Month Period Ended March 31, 2005

6.	Exposure to and Management of Market Risks

No significant changes occurred during the period covered by this report in the Company's exposure to market risks and their management relative to the Company's report on this issue in the Director's report as at December 31, 2004.

Linked Balances:

	March 31, 2005
	Linked to US dollar	Linked to Euro	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Assets
Cash and cash equivalents	4,907	479	13	-	-	432	213	6,044
Short-term investments	28	-	-	-	-	-	-	28
Trade receivables	4,624	473	-	-	-	3,400	3,002	11,499
Other receivables and debit
balances	20	11	-	-	-	1,842	200	2,073
Inventories	-	-	-	-	-	-	10,946	10,946
Funds in respect of employee
rights upon retirement, net	-	-	-	-	-	706	-	706
Fixed assets, net	-	-	-	-	-	-	36,094	36,094
Other assets and deferred
expenses	-	-	-	-	-	564	445	1,009

	9,579	963	13	-	-	6,944	50,900	68,399

Liabilities
Short-term bank credits	703	-	636	2,553	1,132	8,060	2,852	15,936
Trade payables	410	56	508	-	-	2,918	1,384	5,276
Other payables and credit
balances	3,379	-	-	-	-	6,105	524	10,008
Long-term loans	5,618	-	5,091	-	5,626	-	-	16,335
Deferred taxes	-	-	-	-	-	106	-	106
Liability for termination of
employee/employer relationship,
net	-	-	-	-	-	163	-	163

	10,110	56	6,235	2,553	6,758	17,352	4,760	47,824

Excess of assets (liabilities)	(531)	907	(6,222)	(2,553)	(6,758)	(10,408)	46,140	20,575

RoboGroup T.E.K. Limited

Directors' Report for Three-Month Period Ended March 31, 2005

Linked Balances (cont.’)

	December 31, 2004
	Linked to US dollar	Linked to Euro	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Assets
Cash and cash equivalents	4,842	990	-	-	-	870	255	6,957
Short-term investments	99	-	-	-	-	-	-	99
Trade receivables	5,893	1,493	-	-	-	2,205	5,691	15,282
Other receivables and debit
balances	40	-	-	-	-	1,811	242	2,053
Inventories	-	-	-	-	-	-	9,372	9,372
Funds in respect of employee
rights upon retirement, net	-	-	-	-	-	563	-	563
Fixed assets, net	-	-	-	-	-	-	36,548	36,548
Other assets and deferred
expenses	-	-	-	-	-	564	472	1,036

	10,874	2,483	-	-	-	6,013	52,580	71,950

Liabilities
Short-term bank credits	694	-	656	2,664	1,087	7,854	2,273	15,228
Trade payables	173	105	599	-	-	3,176	1,800	5,853
Other payables and credit
balances	3,408	-	-	-	-	6,279	646	10,333
Long-term loans	5,722	-	5,409	-	5,969		-	17,100
Deferred taxes	-	-	-	-	-	163	-	163
Liability for termination of
employee/employer relationship,
net	-	-	-	-	-	139	-	139

	9,997	105	6,664	2,664	7,056	17,611	4,719	48,816

Excess of assets (liabilities)	877	2,378	(6,664)	(2,664)	(7,056)	(11,598)	47,861	23,134

Rafael Aravot	Haim Schleifer
Chairman of the Board and CEO	Director and Joint General Manager

Date: May 17, 2005

RoboGroup T.E.K. Limited

Directors' Report for Three-Month Period Ended March 31, 2005

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: This report contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based oncurrent plans, estimates and expectations and involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to fluctuations in currency, exchange and interest rates, operating results, and other factors that are discussed in the Company’s Annual Report on Form 20-F and the Company’s other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

RoboGroup T.E.K. Ltd.

Interim Consolidated Financial Statements
At March 31, 2005

Financial statements:

RoboGroup T.E.K. Ltd.
Balance Sheets

NIS in Thousands

	March, 31			December, 31
	2005	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts	Reported amounts

ASSETS

Current assets

Cash and cash equivalents	1,386	6,044	12,091	6,957
Short-term investments	6	28	-	99
Trade receivables	2,637	11,499	10,480	15,282
Other receivables and debit balances	475	2,073	3,622	2,093
Inventories	2,510	10,946	13,301	9,372

	7,014	30,590	39,494	33,803

Long-term investments

Investments in investee and other
companies	-	-	15	-
Funds in respect of employee rights upon
retirement, net	162	706	236	563

	162	706	251	563

Fixed assets	8,277	36,094	38,115	36,548

Other assets and deferred expenses	231	1,009	1,451	1,036

	15,684	68,399	79,311	71,950

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Balance Sheets

NIS in Thousands

	March, 31			December, 31
	2005	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts	Reported amounts

LIABILITIES

Current liabilities

Credit from banks	3,654	15,936	15,302	15,228
Trade payables	1,210	5,276	6,298	5,853
Other payables and credit balances	2,295	10,008	11,074	10,333

	7,159	31,220	32,674	31,414

Long-term liabilities

Loans from banks	3,746	16,335	18,727	17,100
Provision for deferred taxes	24	106	-	163
Liability for termination of employee/employer
relationship, net	37	163	204	139

	3,807	16,604	18,931	17,402

Shareholders' equity

Share capital	2,614	11,400	11,399	11,400
Capital reserves and premium on shares	10,140	44,219	44,207	44,179
Accumulated deficit	(7,855)	(34,255)	(26,897)	(31,656)
Treasury stock	(181)	(789)	(1,003)	(789)

	4,718	20,575	27,706	23,134

	15,684	68,399	79,311	71,950

—————————————— Rafael Aravot Chairman of the Board and CEO	—————————————— Haim Schleifer Director and Joint General Manager	—————————————— Hanan Eibushitz Chief Financial Officer

Date of approval of the financial statements: May 17, 2005

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Operations

NIS in Thousands

	For the three months ended March 31			Year ended December, 31
	2005	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts	Reported amounts

Revenues	2,480	10,815	14,365	61,734
Cost of revenues	1,524	6,648	8,231	35,843

Gross profit	956	4,167	6,134	25,891

Operating expenses
Research and development expenses, net	388	1,690	2,302	7,619
Marketing and selling expenses	674	2,941	3,485	13,204
Administrative and general expenses	444	1,938	2,792	10,042

	1,506	6,569	8,579	30,865

Operating loss	(550)	(2,402)	(2,445)	(4,974)
Financial expenses, net	(27)	(116)	(765)	(2,111)
Other income, net	7	31	282	809

Loss before taxes on income	(570)	(2,487)	(2,928)	(6,276)
Income tax expenses	26	112	-	1,411

Net loss	(596)	(2,599)	(2,928)	(7,687)

Loss per share ("EPS")	(0.05)	(0.24)	(0.27)	(0.71)

Weighted average number of shares used in computation
of EPS (in thousands)	10,851	10,851	10,744	10,757

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Changes in Shareholders' Equity

NIS in Thousands

	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Shares purchase cost & assigned loans guaranteed by company's shares	Accumulated earnings (deficit)	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
		Reported amounts

For the three months ended
March 31, 2005 (Unaudited)
Balance as of January 1, 2005	10,851,027	11,400	42,452	2,260	(533)	(789)	(31,656)	23,134
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	40	-	-	40
Net loss	-	-	-	-	-	-	(2,599)	(2,599)

Balance at March 31, 2005	10,851,027	11,400	42,452	2,260	(493)	(789)	(34,255)	20,575

For the three months ended
March 31, 2004 (Unaudited)
Balance as of January 1, 2004	10,744,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	186	-	-	186
Net loss	-	-	-	-	-	-	(2,928)	(2,928)

Balance at March 31, 2004	10,744,031	11,399	42,214	2,260	(267)	(1,003)	(26,897)	27,706

For the year ended December
31, 2004 (audited)

Balance at January 1, 2004	10,744,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448
Exercise of options	1,600	1	3	-	-	-	-	4
Granting of treasury stock	105,396	-	235	-	-	214	-	449
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(80)	-	-	(80)
Net loss	-	-	-	-	-	-	(7,687)	(7,687)

Balance at December 31, 2004	10,851,027	11,400	42,452	2,260	(533)	(789)	(31,656)	23,134

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flows

NIS in Thousands

	For the three months ended March 31			Year ended December, 31
	2005	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts	Reported amounts

Cash flows from operating activities:
Net loss	(596)	(2,599)	(2,928)	(7,687)
Adjustments to reconcile net loss to net cash
provided by operating activities (Appendix A):	367	1,597	493	1,667

Net cash used in operating activities	(229)	(1,002)	(2,435)	(6,020)

Cash flows from investing activities:
Acquisition of fixed assets	(15)	(65)	(409)	(700)
Proceeds from sales of fixed assets	21	92	119	117

Net cash provided by (used in) investing activities	6	27	(290)	(583)

Cash flows from financing activities:
Increase in short term credit from banks, net	154	673	292	614
Long-term loans received	-	-	13,908	21,414
Repayment of long -term loans	(141)	(614)	(14,273)	(23,315)
Exercise of options by employees	-	-	-	4

Net cash provided by (used in) financing activities	13	59	(73)	(1,283)

Effect of exchange rate changes on cash and cash
equivalents	1	3	11	(35)

Decrease in cash and cash equivalents	(209)	(913)	(2,787)	(7,921)
Cash and cash equivalents at the beginning of the year	1,595	6,957	14,878	14,878

Cash and cash equivalents at the end of the year	1,386	6,044	12,091	6,957

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flows

NIS in Thousands

	For the three months ended March 31			Year ended December, 31
	2005	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts	Reported amounts

Appendix A: Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	109	477	543	2,589
Decrease in liability for termination of
employee/employer relationship	(27)	(119)	(151)	(543)
Write-down of loans	(27)	(116)	645	158
Decrease (increase) in value of marketable securities	16	71	-	(84)
Decrease (increase) in deferred taxes	(20)	(88)	30	1,054
Other	-	-	-	(136)

	51	225	1,067	3,038

Changes in assets and liabilities:
Decrease (increase) in trade receivables	884	3,853	2,884	(2,163)
Decrease (increase) in other receivables and debit
balances	19	82	(1,320)	201
Decrease (increase) in inventories	(360)	(1,571)	576	4,111
Increase (decrease) in trade payables	(132)	(577)	904	459
Decrease in other payables and credit balances	(95)	(415)	(3,618)	(3,979)

	316	1,372	(574)	(1,371)

	367	1,597	493	1,667

Appendix B: Non-monetary events:

Granting of treasury stocks	-	-	-	449

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 1	–	GENERAL

(a)	These financial statements have been prepared in a condensed format as of March 31, 2005, and for the three months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes as of December 31, 2004 and for the year then ended.

(b)	These financial statements have been reviewed by the Company’s certified public accountants. The review was conducted in accordance with the procedures established by the Institute of Certified Public Accountants in Israel regarding interim periods. The review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards and therefore no opinion was expressed by the Company’s certified public accountants.

(c)	In management’s opinion all necessary adjustments were made in order to present correctly these interim financial statements.

(d)	For the three months ended March 31, 2005 and 2004 the Company incurred net losses of approximately NIS 2.6 million and NIS 2.9 million, respectively. In addition, the Company had negative cash flows from operating activities in the amount of approximately NIS 1 million and NIS 2.4 million, respectively.

In the years ended December 31, 2004 and 2003, the Company incurred net losses of approximately NIS 8 million and NIS 18 million, respectively. In addition, the Company’s negative cash flows from operating activities were approximately NIS 6 million and NIS 9 million, respectively. The Company’s management took steps to improve the Company’s financial state and its profitability, as follows:

1.	Consolidating activities, reducing manpower, reducing salary costs of senior executives and cutting general expenses.

2.	The Company had entered into an Equity Line agreement with Cornell Capital Partners LP Company.

In addition, on March 2005, a proportionally consolidated company distributed a dividend of approximately NIS 1.7 million. The net dividend received by the Company amounted to approximately NIS 700 thousand. Another possible distribution of dividend in the same amount was approved for August 2005.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES

A.	General

The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israel Accounting Standards Board.

B.	Impact of recently issued Accounting Standards

On July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, “Taxes on Income”. The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method.

The Company estimates the impact of the Standard on its financial statements will not be material.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Following are data regarding the Israeli CPI and the exchange rate of the U.S. dollar:

As of	Israeli CPI	Exchange rate of one U.S. dollar
	Points (*)	NIS

March 31, 2005	113.6	4.631
March 31, 2004	112.8	4.528
December 31, 2004	114.3	4.308

Change during the period	%	%

March 2005 (three months)	(0.6)	1.2
March 2004 (three months)	(0.1)	3.4
December 2004 (12 months)	1.2	(1.6)

(*) The index on an average basis of 1998 = 100.

D.	The financial statements at March 31, 2005 and for the three months then ended have been translated into US dollars solely for the convenience of the American reader. This translation was made at the US Dollar/New Israeli Shekel exchange rate in effect on the said date, i.e. US$ 1 = NIS 4.361.

NOTE 3	–	TRANSACTION WITH INTERESTED RELATED PARTIES

1.	The Board of Directors of a proportionally consolidated company approved on March 2005, a distribution of dividend to its shareholders in the amount of NIS 1,725 thousand. The net dividend received by the Company amounted to NIS 733 thousand.

2.	In July 2004 the Company entered into a contract with Yaskawa Electric Corporation (“YEC”) for the supply of an E-learning system in consideration of approximately NIS 3.3 million. The system will be supplied gradually during several quarters.

The Company and YEC own 50% each of the share capital of a proportionally consolidated company Yaskawa Eshed Technology Ltd. (“YET”).

In the first quarter of 2005, the revenues from this contract were included in the amount of approximately NIS 650 thousand.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 4	–	FINANCIAL INFORMATION IN REGARD TO BUSINESS SEGMENTS

	For the three months ended March 31, 2005
	Education segment	Motion control for industry	Adjustment	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts

Revenues from customers	7,728	3,087	-	10,815

Segment operations	(2,324)	222	328	(1,774)
Non allocated expenses				(628)

Operating loss				(2,402)

	For the three months ended March 31, 2005
	Education segment	Motion control for industry	Adjustment	Total
	$ (K)	$ (K)	$ (K)	$ (K)

Revenues from customers	1,772	708	-	2,480

Segment operations	(533)	51	75	(407)
Non allocated expenses				(143)

Operating loss				(550)

	For the three months ended March 31, 2004
	Education segment	Motion control for industry	Memcall	Adjustments	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts

Revenues from customers	12,263	2,102	-	-	14,365
Inter segment revenues	-	66	-	(66)	-

	12,263	2,168	-	(66)	14,365

Segment loss	(2,393)	(204)	(331)	-	(2,928)